03013856

AB 3/5/03

RECEIVED
FEB 2 8 2003
SEC MAIL PROCESSING
WASH. D.C. 181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saddlebrook Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Saddlebrook Way
(No. and Street)

Wesley Chapel, (City) Florida (State) 33543-4499 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert A. Shaw, Corporate Controller 813-907-4680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

See attached Notice Pursuant to Rule 17a-5(e)(1)(ii)
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/17/2003

OATH OR AFFIRMATION

I, Donald Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saddlebrook Investments, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

ELIZABETH K. FRASSRAND
Notary Public, State of Florida
My Commission Expires Mar. 20, 2005
Com. No. DD011017

Don Allen
Signature

Vice President and Treasurer
Title

Elizabeth K Frassrand
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Saddlebrook Investments, Inc.
Notice Pursuant to Rule 17a-5(e)(1)(ii)
December 31, 2002

Re: SEC File No. 8-23972
NASD Firm ID No. 013448
Florida File No. 013274D

Pursuant to Rule 17a-5(d)(2), the attached annual report is in a format that is consistent with Form X-17A-5, Part IIA.

The attached report does not contain audited financial statements because this company only transacts its securities business for a single issuer and is, therefore, exempt from the requirements of audited financial statements. This exemption is pursuant to Rule 17a-5(e)(1)(i)(A) of the Securities and Exchange Act of 1934 and Rule 3E-300.002(3)(D) of the Florida Division of Securities.

Manually signed copies of this report have been filed with:

U. S. Securities and Exchange Commission
Division of Market Regulation
450 5th Street, NW
Washington, DC 20549

U. S. Securities and Exchange Commission
Southeast Regional Office
801 Brickell Avenue, Suite 1800
Miami, Florida 33131

NASD / Systems Support
Attention: Sherry Lawrence
9509 Key West Avenue, 3rd Floor
Rockville, Maryland 20850

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Balance Sheet
December 31, 2002
(Unaudited)

	Allowable	Non-allowable	Total
Assets			
Cash	26,604		26,604
Other securities	150,120		150,120
Receivable from non-customers		5,750	5,750
Receivable from affiliate		372,722	372,722
Total assets	176,724	378,472	555,196
Liabilities and Ownership Equity			
Accounts payable and accrued liabilities	2,677		2,677
Total liabilities	2,677	0	2,677
Common stock			500
Paid-in capital			345,556
Retained earnings			206,463
Total ownership equity			552,519
Total liabilities and ownership equity			555,196

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Income Statement
For the Year Ended December 31, 2002
(Unaudited)

Commissions on sales of security real estate	194,315
Interest income	3,211
Total revenues	197,526
Employee compensation and benefits	114,972
Regulatory fees and expenses	1,412
Other expenses	91,857
Total expenses	208,241
Net income	(10,715)

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Statement of Changes in Ownership Equity
For the Year Ended December 31, 2002
(Unaudited)

Balance at beginning of period	563,234
Net income	(10,715)

Balance at end of period	552,519
	==========

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Computation of Net Capital
December 31, 2002
(Unaudited)

Ownership equity	552,519
Less non-allowable assets	(378,472)
Net capital before haircuts	174,047
Less haircuts on securities	(906)
Net capital	173,141

Basic Net Capital Requirement

Aggregate indebtedness	2,677
Net capital	173,141
Less minimum net capital requirement	(5,000)
Excess net capital	168,141
Ratio of aggregate indebtedness to net capital	0.02